[LETTERHEAD]
                     Default Proof Credit Card System, Inc.
                                1545 Miller Road
                             Coral Gables, FL 33146
                          #305-666-1460, #305-665-3462

May 10, 2005

                                   VIA EDGAR

Cicely Luckey Division of Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N. W., Mail Stop 04-09 Washington, D.C. 20549

Re: Default Proof Credit Card System, Inc. Form 10KSB/A File No. 000-24444

Dear Ms. Luckey:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated April 27, 2005 regarding our 10-KSB/A SB-2 file No. 000-24444. 2005. We are providing the following letter containing our responses.

COMMENT 1: How does your evaluation of disclosure controls and procedures as of
	   90 days prior to filing date comply with the requirements in Item 307 of Regulation S-B to conclude on the effectiveness as of the end of the period covered by the report?

RESPONSE:  We have revised the "Control and Procedures" statement in the
	   amendment no.2 of the 10KSB which we believe complies with Item 307 of Regulation S-B.

COMMENT 2: Supplementally explain to us how you considered PCAOB Auditing
	   Standard No. 1 with regards to making reference to the standards of the Public Company Accounting Oversight Board within your independent's audit report or revise accordingly.

RESPONSE:  We have revised the Independent Auditor's report in the Amended
	   filing No.2 of the 10KSB.

COMMENT 3: We note that you recorded an extraordinary gain for the reduction of
	   amounts due to an executive officer in the amount of $20,000. Tell us how you determined that it was appropriate to record the forgiveness of debt by a related party as a gain rather than contributed capital. Reference is made to footnote 1 of paragraph 20 of APB 26. Further, how did you determine your presentation of this amount as extraordinary complied with SFAS 145?

RESPONSE:  We made correction in terminology in the Statement of Operations and
	   in the Statement of Cash flow. Accordingly, NOTE 10 has been changed to reflect these changes.

 Default Proof Credit Card System, Inc and its officers and directors acknowledges the following:

 - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking actions with respects to the filings; and

 - the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the UNITED STATES.

If you should have any questions, please feel free to contact me.

Sincerely,


   ---------------------
    Charles Menendez
    President and Chief Financial Officer.